May 26, 2017

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes

Re:	Aileron Therapeutics, Inc.

Amendment No. 3 to Draft Registration Statement on Form S-1

Submitted April 17, 2017

CIK No. 0001420565

Ladies and Gentlemen:

On behalf of Aileron Therapeutics, Inc. (the “Company”), submitted herewith on a confidential basis is Amendment No. 4 (“Amendment No. 4”) to the Draft Registration Statement referenced above (the “Registration Statement”).

Amendment No. 4 is being submitted in part to respond to the comments contained in a letter, dated May 12, 2017 (the “Letter”), from Suzanne Hayes of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Joseph A. Yanchik III, the Company’s Chief Executive Officer, relating to the above referenced Amendment No. 3 to the Draft Registration Statement on Form S-1. The responses contained herein are based on information provided to us by representatives of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in Amendment No. 4. Page numbers referred to in the responses reference the applicable pages of Amendment No. 4.

Overview, page 1

1.	We refer to the first sentence in the second paragraph of the Summary. Please revise to explain briefly the basis for your disclosure that ALRN-6924 “has been generally well tolerated” by patients in your clinical trials in light of your disclosures on pages 19 and 98 concerning the frequency of adverse events. Also, revise your disclosures on page 1, 19, and 98 to clarify whether the conclusion concerning tolerability represents the company’s assessment of the trial results or that of the “trial’s investigators.” To the extent that it is the latter, please identify the investigators and provide their consent. Refer to Rule 436.

Securities and Exchange Commission

Division of Corporation Finance

May 26, 2017

Response: The Company concluded that ALRN-6924 has been generally well tolerated in its clinical trials in light of the adverse event profile observed in the trial. For instance, as disclosed on pages 21 and 101 of Amendment No. 4, in the Company’s Phase 1 All-comers trial, the patients in the trial experienced very few grade 3 and grade 4 adverse events, with 75% of patients who reported treatment-related adverse events reporting maximum treatment-related adverse events of grade 1 or grade 2 (which are by definition mild or moderate) and a limited number of patients reporting serious adverse events related to ARLN-6924. The Company’s conclusion is supported by the clinical investigators for the Phase 1 All-comers trial who participated in the safety review meetings that assessed the safety data from each dose cohort in the trial after completion of such cohort and in each case unanimously concluded that ALRN-6924’s safety profile was sufficient to warrant the Company escalating the dose of ALRN-6924 and advancing the trial to the next dose cohort. The Company has also revised the disclosure on pages 21 and 101 of Amendment No. 4 to make clear that the conclusion concerning the tolerability of ALRN-6924 represents the Company’s assessment.

2.	Please revise the disclosure on page 2 to explain briefly the meaning of the term “equipotently.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 2 of Amendment No. 4.

Our Development Pipeline, page 4

3.	Please revise your development pipeline chart on page 4 to remove the program that is in the discovery phase. Because you have not identified a product candidate for these programs, it is premature to highlight this program in your development table.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 90 of Amendment No. 4.

4.	Please include a column for Phase 3 in your development pipeline chart on pages 4 and 87.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 90 of Amendment No. 4.

Securities and Exchange Commission

Division of Corporation Finance

May 26, 2017

5.	We refer to your disclosure on page 2 indicating that you are currently conducting a Phase 1 All-comers trials. Please revise the development pipeline chart on pages 4 and 87 to show that you are in the midst of this Phase 1 trial. In this regard, we note that your current presentation in the chart suggests that you have reached the end of this trial.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 90 of Amendment No. 4.

Use of Proceeds, page 61

6.	Please revise to disclose the approximate amounts intended to be used for each of the ALRN-6924 indications that you highlight in the pipeline chart presented on page 4 of the Summary. Disclose the sufficiency of the allocated funds to advance though the present stage and/or subsequent stages of development. If you will need additional funding to complete a particular stage of development, please disclose this point.

Response: As disclosed on page 61 of Amendment No. 4, the Company is unable to disclose the amounts intended to be used for each of the indications as the costs for initiating and completing clinical trials, including the number of patients required in the trial, other than ongoing clinical trials, is highly dependent on the clinical efficacy and safety data from its ongoing clinical trials as well as any target disease subpopulations that it may choose for further evaluation. However, the Company has revised the disclosure on page 61 of Amendment No. 4 to include the costs that it currently anticipates for each of its ongoing trials on the basis of the current design of the trials, to indicate that if the Company modifies the design of any of these trials, for instance, to increase the number of patients in the trials, the costs may increase and to disclose that the Company will need additional funding to conduct additional clinical trials beyond its ongoing trials.

In Vitro, page 103

7.	We note your disclosure that all but two of the 207 mutant p53 cells had no discernable effect and “nearly all of the 105 WT p53 cell lines showed tumor cell death” and that “[m]ost WT p53 cell lines that did not show tumor cell death were derived from HPV- related cancers.” Accordingly, please revise to disclose the number of cell lines that showed tumor cell death and the number of cell lines that did not show tumor cell death.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 106 of Amendment No. 4.

Securities and Exchange Commission

Division of Corporation Finance

May 26, 2017

Management, page 133

8.	Please revise to clarify the business experience during the past five years for Kira A. Nelson. In this regard, please revise to identify the consultancy where she was employed as well as the companies where she served as director of accounting and finance. Refer to Item 401(e)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 136 of Amendment No. 4.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6663 or facsimile at (617) 526-5000. Thank you for your assistance.

Best regards,

/s/ Stuart M. Falber
Stuart M. Falber

cc:	Vanessa Robertson, Securities and Exchange Commission

James Rosenberg, Securities and Exchange Commission

Jeffrey Gabor, Securities and Exchange Commission

Joseph McCann, Securities and Exchange Commission

Joseph A. Yanchik III, Aileron Therapeutics, Inc.